UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Affirmation of Credit Rating

On July 19, 2018, Gazit-Globe Ltd. (the “Company”) reported to the Israel Securities Authority and Tel Aviv Stock Exchange that Standard & Poor’s Maalot (“S&P Maalot”) had issued a report reaffirming the credit rating of ilAA-, with a stable outlook, for the Company and each of its Series D, K, L and M series of outstanding debentures. In the report, S&P Maalot also reaffirmed the credit rating of ilAA that it had assigned to the Company’s Series J debentures.

An English translation of the Hebrew report is furnished as Exhibit 99.1 hereto.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and/or the exhibit hereto may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, which could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

The contents of this Form 6-K (excluding the contents of Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (SEC File No. 333-211707).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: July 31, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Report of S&P Maalot with respect to the credit rating of Gazit-Globe Ltd. and each of its outstanding series of debentures, dated July 19, 2018*

*English translation of Hebrew report

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